

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2013

<u>Via E-mail</u>
Mr. Martin S. McDermut
Chief Financial Officer
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, California 93012

     RE: **Vitesse Semiconductor Corporation**
              Form 10-K for Fiscal Year Ended September 30, 2012
              Filed December 4, 2012
              File No. 001-31614

Dear Mr. McDermut:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kevin L. Vaughn

              Kevin L. Vaughn
              Accounting Branch Chief